Skadden, Arps, Slate, Meagher & Flom
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July 22, 2025

VIA EDGAR

Mr. Mitchell Austin

Ms. Aliya Ishmukhamedova

Mr. Robert Littlepage

Ms. Anastasia Kaluzienski

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605) Registration Statement on Form F-1 (File No. 333-287877)

Dear Mr. Austin, Ms. Ishmukhamedova, Mr. Littlepage, and Ms. Kaluzienski:

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly hereafter and hopes to request that the Staff declare the effectiveness of the Registration Statement at or around the end of July 2025. The Company, together with the underwriter, plan to file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

U.S. Securities and Exchange Commission

July 22, 2025

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated July 7, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included in the Registration Statement (i) its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2025 and comparable financial information for the same period in 2024 and (ii) other information and data reflecting recent developments.

Registration Statement on Form F-1

Summary Consolidated Financial Data and Operating Data, page 17

1.	Please present in a separate column in the condensed consolidating schedules the financial position, cash flows, and results of operations of the WFOE as of and for the years ended December 31, 2023 and 2024. Also, present as separate line items, disaggregated intercompany amounts such as for intercompany receivables and payables.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to page 26 of the Registration Statement to present in a separate column in the condensed consolidating schedules the financial position, cash flows, and results of operations of the WFOE as of December 31, 2023 and 2024 and March 31, 2025, and for the years ended December 31, 2023 and 2024 and the three months ended March 31, 2024 and 2025 .

Regarding the request to present as separate line items, disaggregated intercompany amounts such as for intercompany receivables and payables, the Company respectfully advises the Staff that the amounts under the “Eliminating Adjustments” column of the condensed consolidating schedules as of December 31, 2023 and 2024 and March 31, 2025 from page 18 to page 26 represent the intercompany amounts. For example, intercompany receivables and payables are presented as distinct line items under “current assets” and “current liabilities,” the amounts of which are disclosed as “accounts receivable, net” and “accounts payable” under the “Eliminating Adjustments” column, respectively.

U.S. Securities and Exchange Commission

July 22, 2025

2.	In light of the total shareholders’ deficit balances of your other subsidiaries, VIEs and VIEs’ subsidiaries, it is unclear why Yimutian Inc. is reporting a long-term investments balance of RMB 507,962. Please clarify and advise us. Also, revise the description of the long-term investments line-item to more clearly describe its nature.

In this regard, identifying your interest in the VIEs as an investment may be confusing since you do not own the equity of the VIEs.

The Staff’s comment is duly noted.

The Company respectfully advises the Staff that deficits in other subsidiaries and in VIEs and VIEs’ subsidiaries do not directly reduce the accounting carrying amount of the holding company’s specific profitable or fairly valued investment asset unless there is concrete evidence linking those deficits to an impairment of that specific asset.

The Company further submits to the Staff that, in the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023 and 2024, long-term investments by Yimutian Inc. consist solely of investments in its Hong Kong subsidiaries; long-term investments by other subsidiaries consist of investments in Beijing Yimutian Network Technology Co., Ltd., or the WFOE; long-term investments by the WFOE consist of investments in Beijing Mars Brothers Agriculture Technology Co., Ltd., a wholly owned subsidiary of the WFOE; long-term investments by the VIEs and the VIEs’ subsidiaries consist of certain long-term equity method investments in investees as disclosed on page F-26 of the Registration Statement. To clearly describe the nature of the long-term investments, the Company has revised the description of the line item in the Registration Statement to separately present “investments in subsidiaries” and “investments in equity investees” on page 22 to page 24 of the Registration Statement.

Furthermore, as the Company does not own any equity interests in the VIEs, it does not identify its interest in the VIEs as an investment. Instead, balances arising from transactions with the VIEs and their subsidiaries are recorded primarily in “prepayments and other current assets” and “accrued expenses and other current liabilities.” No transaction amounts with the VIEs or their subsidiaries are included in “long-term investments.”

U.S. Securities and Exchange Commission

July 22, 2025

3.	Please explain to us why the amounts reported for Yimutian Inc. in the condensed consolidating schedules does not agree with the corresponding amounts reported in the parent only financial information in Note 28.

The Company respectfully advises the Staff that the amounts reported for Yimutian Inc. in the condensed consolidating schedules differ from those in the parent-only financial information in Note 28 due to the treatment of intercompany transactions and balances. Specifically, in the condensed consolidating schedules, Yimutian Inc.’s financial data includes all intercompany transactions and balances with other group entities, as these schedules are designed to present the financial position and results of each entity within the group before consolidation eliminations. In contrast, Note 28 presents the parent-only financial information, which reflects Yimutian Inc.’s financials after eliminating all intercompany transactions and balances.

For the Staff’s reference, the following table presents a reconciliation of Yimutian Inc.’s financial data in the condensed consolidation schedule and its financial data as disclosed in Note 28:

Share-based Compensation, page F-34

4.	Please add a rollforward of activity for share-based options for the most recent year for which an income statement is provided. Refer to ASC 718-10-50-2(c)(1). Please also revise to disclose the key assumptions used to estimate the fair value of options granted in 2024.

In response to the Staff’s comment, the Company has revised the disclosure on the page F-34 of the Registration Statement. Regarding the key assumptions used to estimate the fair value of options granted in 2024, the Company respectfully advises the Staff that, as it did not grant new stock options in 2024, it maintained the assumptions established in the 2023 assessment.

U.S. Securities and Exchange Commission

July 22, 2025

	As of December 31, 2023				As of December 31, 2024
	Before Adjustment	Balance with Other Group Entities	Elimination of Intercompany Amounts	After Adjustment	Before Adjustment	Balance with Other Group Entities	Elimination of Intercompany Amounts	After Adjustment
	(in thousands)
ASSETS
Current assets
Cash	496	—	—	496	129	—	—	129
Restricted cash	—	—	—	—	—	—	—	—
Accounts receivable, net	—	—	—	—	—	—	—	—
Amounts due from related parties	3,386	—	—	3,386	3,436	—	—	3,436
Prepayments and other current assets	41,356	—	(10,540)	30,816	41,974	—	(10,699)	31,275
Contract assets	—	—	—	—	129	—	—	—
Inventory	—	—	—	—	—	—	—	—
Total current assets	45,238	—	(10,540)	34,698	45,539	—	(10,699)	34,840

Non-current assets
Restricted cash, non-current	—	—	—	—	—	—	—	—
Property and equipment, net	—	—	—	—	—	—	—	—
Investments in and amounts due from related parties	447,947	—	(447,947)	—	455,976	—	(455,976)	—
Investments in subsidiaries	—	—	—	—	—	—	—	—
Other non-current assets	—	—	—	—	—	—	—	—
Total non-current assets	447,947	—	(447,947)	—	455,976	—	(455,976)	—
Total assets	493,185	—	(458,487)	34,698	501,515	—	(466,675)	34,840

LIABILITIES
Current liabilities
Accounts payable	—	—	—	—	—	—	—	—
Contract liabilities, current	—	—	—	—	—	—	—	—
Bank loans	—	—	—	—	—	—	—	—
Financial liabilities	20,681	—	—	20,681	20,990	—	—	20,990
Shareholder loans, at amortized cost	1,062	—	—	1,062	1,078	—	—	1,078
Amounts due to related parties	3,541	—	—	3,541	3,594	—	—	3,594
Accrued expenses and other current liabilities	20,618	—	—	20,618	20,925	—	—	20,925
Operating lease liabilities, current	—	—	—	—	—	—	—	—
Total current liabilities	45,902	—	—	45,902	46,587	—	—	46,587

Investments in subsidiaries	—	419,058	—	419,058	—	422,893	—	422,893
Total non-current liabilities	—	419,058	—	419,058	—	422,893	—	422,893
Total liabilities	45,902	419,058	—	464,960	46,587	422,893	—	469,480

U.S. Securities and Exchange Commission

July 22, 2025

Revenue Information, page F-40

5.	Please expand your revenue disclosure to include a reconciliation of contract liabilities. Refer to ASC 606-10-50-8.

In response to the Staff’s comment, the Company has revised the disclosure on the page F-41 of the Registration Statement.

Fair Value Measurement, page F-41

6.	Please revise to disclose the key assumptions used to estimate the fair value of exchangeable notes as of December 31, 2024.

In response to the Staff’s comment, the Company has revised the disclosure on the page F-37 of the Registration Statement. Regarding the key assumptions used to estimate the fair value of exchangeable notes as of December 31, 2024, the Company respectfully advises the Staff that, as it did not engage in equity financing or bond issuance in 2024, it maintained the assumptions established in the 2023 assessment.

The Company has conducted a comprehensive evaluation of the fair value measurement at the end of 2024 in accordance with ASC 820 and SEC requirements. To identify external factors that may affect fair value measurement, such as changes in market condition, the Company has taken the following steps:

●	Macroeconomic analysis: Review indicators such as interest rates, inflation, industry growth rates, and geopolitical risks in 2024, and compare them with benchmark data in 2023.

●	Market comparable data: Horizontal comparison of the trading prices or valuation multiples (e.g., EBITDA multiples, P/E ratios) of similar assets/liabilities to confirm whether market volatility is within the expected range.

Based on the above analysis, the vast majority of assumptions established in 2023 remained applicable at the end of 2024. A few adjustments, such as liquidity premiums, have been reflected in the latest valuation, and sensitivity analysis indicates that they have no significant impact on overall measurement. The Company believes that fair value measurement meets the reliability and relevance requirements of ASC 820.

*            *            *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Jinhong Deng, Chief Executive Officer and Chairman of the Board of Directors, Yimutian Inc.

Shijie Chen, Chief Financial Officer, Yimutian Inc.

Dan Ouyang, Esq., Partner, Baker McKenzie LLP